American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, CO 80202
December 5, 2006
Filed via EDGAR (CIK #00001120916)
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20547

Re:	American Oil & Gas Inc. (the “Registrant”)
Request to Withdraw Amendment No. 3 to Form S-3 filed on November 20, 2006
Registration No. 333-120987
Ladies and Gentlemen:
In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant above hereby respectfully requests withdrawal of the amendment filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006 (the “Amendment”) with respect to the Registration Statement (Registration No. 333-120987) (the “Registration Statement”). The Registrant intended to file the Amendment as Post-Effective Amendment No. 3 to the Form S-3. However, the Registrant’s outside legal counsel, Robert M. Bearman of Patton Boggs LLP, has been advised by Ms. Carmen Moncada-Terry of the Division of Corporation Finance that the Amendment was inaccurately tagged as submission type “S-3/A” when filed via EDGAR instead of as “POS AM” (reflecting a post-effective amendment). Accordingly, the Company hereby requests withdrawal of the Amendment and will refile the Post-Effective Amendment No. 3 to the Form S-3 with the EDGAR submission type tag after the Commission. No securities were sold by the Company pursuant to the Amendment.
Please provide a copy of the response to the Registrant’s request for withdrawal of the Amendment to our legal counsel, Robert Bearman of Patton Boggs LLP, by facsimile at (303) 894-9239. Please call Robert Bearman with any questions to this request for withdrawal at (303) 894-6169.
Very truly yours,

By:	/s/ Andrew P. Calerich

	Name:	Andrew P. Calerich
	Title:	President

cc:	Robert M. Bearman, Esq.